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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated August 19, 2002 announcing SONERA AND HARRI VATANEN REACH A SETTLEMENT.

        1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

August 19, 2002 AT 1.30 pm

SONERA AND HARRI VATANEN REACH A SETTLEMENT

        A settlement has been reached in respect of the dispute between Sonera Corporation and Harri Vatanen about the Sonera SmartTrust technology and the termination of Vatanen's employment. Based on the settlement now reached, the parties agree to terminate all pending legal actions in full. Under the settlement, Harri Vatanen accepts the agreement concluded between him and Sonera in 1998 on the assignment of certain inventions to Sonera.

Further information in Sonera:

Harri Koponen    President and CEO, Sonera Corporation
Tel: + 358 2040 54110
e-mail: harri.koponen@sonera.com

SONERA CORPORATION

Jari Jaakkola
Senior Vice President,
Corporate Communications & IR

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE August 19, 2002 AT 1.30 pm SONERA AND HARRI VATANEN REACH A SETTLEMENT
SIGNATURES